                Exhibit H

PROPOSED FORM OF NOTICE


     New England Power Service Company (the Service Company), a direct wholly-owned subsidiary of National Grid USA (Grid), and an indirect wholly-owned subsidiary of The National Grid Group plc, a registered holding company, 25 Research Drive, Westborough, Massachusetts 01582, have filed an application/declaration with this Commission pursuant to Sections 13 and 46 of the Public Utility Holding Company Act of 1935 ("Act") and Rules 90 and 91 thereunder.

     In accordance with the Commission's order dated December 21, 1979 (Release No. 35-21354), the Service Company includes in its service charges to customers a rate of return on equity capital (excluding retained earnings and accumulated other comprehensive income) tied to the authorized rate of return for its affiliate, New England Power Company. The Service Company now proposes (a) to restructure its capitalization to reduce its equity capital and (b) to change the formula for its return on equity. The reduction in common equity will be made by means of a distributive dividend from paid-in capital of $11.3 million by the Service Company to the Grid.

     Following the reduction in capital, the Service Company rate of return on equity capital will be fixed at 10.5%, the allowed rate of return stipulated in the most recent negotiated rate settlement for its affiliate, The Narragansett Electric Company.

     As a result of this recapitalization and reduction in equity rate of return, there will be a reduction in charges by the Service Company, assuming the same total level of capital and debt outstanding, of approximately $1.3 million per year.

     The authorization being sought for both the level of equity to be included in the Service Company and the return on equity to be charged on such equity will remain in effect through December 31, 2004.